UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                                 CALL NOW, INC.
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                                (Name of Issuer)

                           COMMON STOCK (NO PAR VALUE)
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                         (Title of Class of Securities)

                                   131004 10 3
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                                 (CUSIP Number)

                                  Robert Ouriel
                          Law Offices of Robert Ouriel
                         Attorneys and Counselors at Law
                          212 W. 71st Street, Suite 1B
                               New York, NY 10023
                                 (212) 580-9579
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 June 24th, 2002
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             (Date of Event which Requires Filing of this Statement)

                                   131004 10 3
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                                   (CUSIP NO.)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOUILD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PUPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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
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1.     Names  of  Reporting  Persons                         Christopher J. Hall

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2.     Check  the  Appropriate  Box                          (a)  [  ]
       if  a Member of a Group                               (b)  [  ]

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3.     SEC  Use  Only

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4.     Source  of  Funds                                     PF

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5.     Check  if  Disclosure
       of Legal Proceedings is
       Required Pursuant to Items
       2(d)  or  2(e)                                        [  ]

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6.     Citizenship  or  Place  of  Organization              U.S.A.


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                              7.  Sole Voting Power          5,157,907

                              --------------------------------------------------
    Number  of  Shares        8.  Shared Voting Power
  Beneficially  Owned  by     --------------------------------------------------
  Each  Reporting  Person     9.  Sole Dispositive Power     5,157,907
           With               --------------------------------------------------
                             10.  Shared Dispositive Power   -0-

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11.     Aggregate  Amount  of
        Beneficially  Owned  by                               5,157,907
        Each  Reporting  Person

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12.     Check  box  if  aggregate
        Amount  in  Row  (11)                                 [  ]
        Excludes Certain Shares

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13.     Percent  of  Class
        Represented by Amount                                 53.2%
        in  Row  (11)

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14.     Type  of  Reporting  Person                           IN

                                 Amendment No. 2
                                       to
                            Statement on Schedule 13D

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed on February 11, 2002, by Christopher J. Hall relating to the common stock, par value $.01 per share (the "Common Stock"), of Call Now, Inc., a Nevada corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:


ITEM  3.          SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     Item 3 is hereby amended and supplemented by adding the following:

     From April 16, 2002 until June 26, 2002 Mr. Hall purchased an additional 70,800 Shares of the Company's common stock.

     On April 27th, 2002, common stock purchase options ("Options") owned by Mr. Hall entitling Mr. Hall to purchase an additional 300,000 shares of common stock of the Company, expired out-of-the-money and unexercised.

     Subsequent to the acquisition of the above shares and the expiration of the Options, Mr. Hall was the beneficial owner of 5,157,907 Shares or 53.2% of the outstanding shares of the Company.

ITEM  5.          INTERESTS  IN  SECURITIES  OF  ISSUER.

     Item 5 is hereby amended by amending and restating subsection (a) and supplementing subsection (c) by adding the following:

          (a) The equity securities to which this statement relates consists of 5,157,907 shares of Common Stock, including: 223,957 shares of Common Stock owned by Bayshore Investment Trading Corp., a company owned 100% by Mr. Hall; 1,100 shares of Common Stock owned by Phoenix Investment Trading Partners, Inc., a company owned 100% by Mr. Hall; 346,100 shares of Common Stock owned by The Hemisphere Trust, a Belize company controlled 100% by Mr. Hall; and 1,100,000 Common Stock Purchase Options and 3,486,750 shares of Common Stock owned by Mr. Hall, as an individual.

          (c) During the 60 days preceding the filing of this report, Mr. Hall had made purchases of shares of Common Stock as set forth below:

          -----------------------------------------------------
                                                   AVERAGE
               DATE       NUMBER OF SHARES   CONSIDERATION PAID
                                                  PER SHARE
          -----------------------------------------------------
          May 16, 2002          1,000        $             0.30
          May 20, 2002          5,000        $             0.30
          May 29, 2002            300        $             0.30
          June 3, 2002         10,000        $             0.30
          June 4, 2002          7,000        $             0.30
          June 18, 2002        10,000        $             0.30
          June 24, 2002        13,000        $             0.30
          June 25, 2002           500        $             0.30
          June 26, 2002        14,000        $             0.30

          -----------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.



Dated:            ,  2002
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-------------------------
Christopher  J.  Hall,
An  individual


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